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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)


                              Altris Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   022091 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Norman L. Smith
                      Solomon Ward Seidenwurm & Smith, LLP
                            401 B Street, Suite 1200
                               San Diego, CA 92101
                                 (619) 231-0303
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022091 10 2                 13D                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Spescom Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South Africa
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         5,576,187

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,576,187

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,576,187
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 022091 10 2                 13D                      Page 3 of 5 Pages

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed by Spescom Limited ("Spescom") by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission. Items 3 - 7 are hereby supplemented as follows:

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

On January 14, 2000, Spescom entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Altris Software, Inc.("Altris"), under which Spescom has agreed to purchase an additional 5,285,714 shares of Altris Common Stock for $3.7 million. In addition, $3,000,000 of Subordinated Debt and $3,000,000 of Convertible Preferred Stock of Altris owned by Spescom, along with related accrued interest and dividends, will be converted into 9,528,096 shares of Altris Common Stock.

In addition, in January 2000 Spescom acquired 1,428,571 shares of Altris
Common Stock from Altris upon the conversion of a $500,000 convertible loan made by Spescom to Altris in September 1999.

The source of the funds for the purchase of the Altris Common Stock is Spescom's working capital.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

Spescom is purchasing the Altris Common Stock as a strategic investment due to Altris's synergistic technology, established customer base, and established sales and support infrastructure.

As part of the transaction,

- Altris will transfer the balance of its 40% holding in Altris Software Limited (UK)("ASL") to Spescom;

- Spescom will sell all the rights to its EMS 2000 knowledge management software to Altris, which will be integrated with Altris's eB technology;

- the Altris board of directors will be reconstituted to incorporate two Spescom representatives together with three current Altris board members;

- ASL will retain the exclusive distribution rights for the Altris products for all regions excluding North and South America, Mexico and the Caribbean subject to achieving minimum annual royalty commitments.

Although the foregoing reflects activities presently contemplated by Spescom with respect to Altris, the foregoing is subject to change at any time, and there can be no assurance that Spescom will take any of the actions set forth above. Except as set forth above, Spescom has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

Before giving effect to the acquisition of the Altris Common Stock pursuant to the Stock Purchase Agreement, Spescom beneficially owns approximately an aggregate of 5,576,187 shares of Common Stock of Altris, which represents 40.5% of the issued and outstanding shares of Common Stock of Altris (after giving effect to the possible conversion and/or exercise of convertible Securities owned by Spescom, based on accrual of interest and dividends through January 1,
2000).

Spescom has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 5,576,187 shares of Altris Common Stock beneficially owned by it.

The completion of the purchase of the Altris Common Stock under the Stock Purchase Agreement is subject to a number of conditions, including approval of Altris's shareholders at a special meeting, the receipt of certain consents and other customary conditions.

After giving effect to the acquisition of the Altris Common Stock under the Stock Purchase Agreement, Spescom will beneficially own an aggregate of 18,542,381 shares of Common Stock of Altris, which will represent approximately 69.3% of the issued and outstanding shares of Common Stock of Altris. Spescom will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 18,542,381 shares of Altris Common Stock it will beneficially own.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the purchase of the Common Stock, Spescom has entered into a Stock Purchase Agreement with Altris. The Stock Purchase Agreement provides Spescom certain registration rights for the Altris Common Stock. Such registration rights include the right, subject to certain conditions, to demand at any time and on up to three occasions that Altris register such Altris Common Stock for resale.

--------------------------------------------------------------------------------
Item 7.  Exhibits

Exhibit
Number     Description

1 Stock Purchase Agreement between Altris Software, Inc. and Spescom Limited, dated January 14, 2000.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 14 January 2000
                                     -------------------------------------------
                                                      (Date)


                                              /S/ HILTON ISAACMAN
                                     -------------------------------------------
                                                   (Signature)


                                     Hilton Isaacman, Director Corporate Finance
                                     -------------------------------------------
                                                   (Name/Title)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit 1
                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement (the "Agreement"), is entered into as of January 14, 2000, by and between Altris Software, Inc., a California corporation (the "Company") and Spescom Limited, a corporation organized under the laws of South Africa ("Spescom"), who agree as follows:

                                    RECITALS
                                    --------

         A. On December 9, 1999, Spescom acquired the following outstanding securities of the Company from Finova Mezzanine Capital, Inc. ("Finova"):

                  (1) the Company's 11.5% Subordinated Debenture in the principal amount of $3,000,000 issued as of June 27, 1997, as amended by the First Amendment to Debenture Purchase Agreement dated November 1, 1998 and the Second Amendment to Debenture Purchase Agreement dated May 7, 1999 (collectively, the "Debenture"); and

                  (2) 3,000 shares of Series E Convertible Preferred Stock of the Company (the "Preferred Stock").

         B. Spescom is the owner of the technology described on the attached SCHEDULE A (the "EMS 2000 Technology"). The Company desires to acquire the EMS 2000 Technology from Spescom.

         C. Spescom currently owns 60% of the outstanding capital stock of Altris Software Limited, a corporation incorporated under the laws of the United Kingdom ("Altris UK"). The Company, indirectly through its Subsidiaries, owns the remaining 40% of the capital stock of Altris UK. Subject to the terms and conditions set forth herein, Spescom desires to acquire all of the Company's interests in Altris UK.

         D. In September 1999, Spescom loaned $500,000 to the Company (the "Loan"). Under the terms of the Loan, the principal of the Loan is convertible at the option of Spescom into Common Stock of the Company on or before January 1, 2000 at $0.35 per share.

         E. In November 1999, Spescom loaned $100,000 to the Company under the terms of a promissory note (the "Note") attached as EXHIBIT A.

         F. Subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to Spescom, and Spescom desires to purchase from the Company, an aggregate of 16,242,381 shares of the Company's Common Stock (the "Shares") on the terms set forth in this Agreement.

                                    AGREEMENT
                                    ---------

         1. DEFINITIONS. For purposes of this Agreement, the following definitions shall apply:

             1.1. The term "Affiliate" of a Person means any Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with such Person.

             1.2. The term "Annual Plan" has the meaning set forth in Section 9.3.12.

             1.3. The term "Closing" has the meaning set forth in Section 3.1.

             1.4. The term "Closing Date" has the meaning set forth in Section 3.1.

             1.5. The term "control" (including the terms "controlling," "controlled by" and "under common control") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise.

             1.6. The term "Damages" has the meaning set forth in Section 10.1.

             1.7. The term "Employment Agreement" has the meaning set forth in
Section 7.8.

             1.8. The term "Encumbrance" means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

             1.9. The term "ERISA" has the meaning set forth in Section 4.27.

             1.10. The term "Escrow Funds" has the meaning set forth in Section 2.1.6.

             1.11. The term "Exchange Act" has the meaning set forth in Section 4.8.

             1.12. The term "Finova Instruments" shall mean the following documents: (a) the Convertible Preferred Stock Purchase Agreement, dated as of June 27, 1997, by and between the Company and Finova (the "Convertible Preferred Stock Purchase Agreement"); (b) the First Amendment to Convertible Preferred Stock Purchase Agreement, dated as of May 7, 1999, by and between the Company and Finova (the "First Amendment to Convertible Preferred Stock Purchase Agreement"); (c) the Debenture Purchase Agreement, dated as of June 27, 1997, by and between the Company and Finova (the "Debenture Purchase Agreement"); (d) the Registration Rights Agreement, dated as of June 27, 1997, by and between the Company and Finova (the "Finova Registration Rights Agreement"); (e) the First Amendment to Debenture Purchase Agreement, dated as of November 1, 1998, by and between the Company and Finova (the "First Amendment to Debenture Purchase Agreement"); (f) the Security Agreement, dated as of January 22, 1999, by and between the Company and Finova (the "Security Agreement"); (g) the Second Amendment to Debenture Purchase Agreement dated, May 7, 1999, by and between the Company and Finova (the "Second Amendment to Debenture Purchase Agreement"); (h) the Stock Purchase Warrant dated June 27, 1997, executed by the Company and Finova, as amended; (i) the Debenture; and (j) the Preferred Stock.

             1.13. The term "GAAP" has the meaning set forth in Section 4.7.

             1.14. The term "Indemnified Persons" has the meaning set forth in
Section 10.1.

             1.15. The term "Material Adverse Event" means any event or circumstance, or set of events or circumstances, individually or collectively, that reasonably could be expected to result in any (i) material adverse effect upon the validity or enforceability of any of the Operative Documents, or (ii) material and adverse effect on the financial condition of the Company as represented to Spescom herein or in any document delivered to Spescom in connection herewith.

             1.16. The term "Notice" has the meaning set forth in Section 11.9.

             1.17. The term "Operative Documents" has the meaning set forth in
Section 4.1.1.

             1.18. The term "PBGC" has the meaning set forth in Section 4.27.

             1.19. The term "parties" means the Company and Spescom collectively.

             1.20. The term "Person" means an individual, partnership, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof.

             1.21. The term "Proceeding" has the meaning set forth in Section 11.4.

             1.22. The term "Purchase Price" has the meaning set forth in
Section 2.1.1.

             1.23. The term "Registration Rights Agreement" has the meaning set forth in Section 3.2.4.

             1.24. The term "Reserve Bank Approval" has the meaning set forth in
Section 5.6.

             1.25. The term "SEC" has the meaning set forth in Section 4.5.

             1.26. The term "SEC Reports" has the meaning set forth in Section 4.8.

             1.27. The term "Securities Act" has the meaning set forth in
Section 4.5.

             1.28. The term "Spescom" shall mean Spescom Limited and/or another entity designated by Spescom in writing and approved in accordance with Section
3.4 below.

             1.29. The term "Spescom Nominee" has the meaning set forth in
Section 9.1.

             1.30. The terms "Subsidiary" or "Subsidiaries" have the meaning set forth in Section 4.1.2.

             1.31. The term "Technology Transfer Agreement" has the meaning set forth in Section 3.2.3.

             1.32. The term "Third Party Beneficiary" has the meaning set forth in Section 11.12.

             1.33. The term "Transactions" has the meaning set forth in Section 2.1.

         2. TRANSACTIONS. Subject to the terms and conditions set forth in this
Agreement:

             2.1. PURCHASE AND SALE OF SHARES. On the Closing Date (as defined below), the Company will sell and issue to Spescom, and Spescom will purchase from the Company, the Shares and the parties will consummate the other transactions (collectively, the "Transactions") described in this Agreement for the following consideration:

                  2.1.1. The Company will issue 5,285,714 Shares to Spescom at a subscription price of $0.70 per share, for a total of $3,700,000 payable in cash at the Closing (as defined below) (the "Purchase Price").

                  2.1.2. The Company will issue 9,528,096 Shares to Spescom in exchange for delivery to the Company of the Debenture and the Preferred Stock (including any right to accrued interest and dividends).

                  2.1.3. The Company will pay Spescom the sum of $200,000 payable in cash at the Closing for transfer of the EMS 2000 Technology to the Company.

                  2.1.4. The Company shall pay the Note out of the proceeds of the Purchase Price or if the Transactions are not approved in accordance with
Section 6.3 below by April 15, 2000, Spescom shall have the option to convert all amounts then due under the Note into Shares in the Company Common Stock at a price of $0.70 per share.

                  2.1.5. The Company will cause all of the shares in the capital stock of Altris UK held by the Company or its Subsidiary ("Altris UK Shares") to be transferred to Spescom free and clear of all Encumbrances.

                  2.1.6. Spescom will release to the Company the sum of $200,000 held in escrow pursuant to Section 5.3 of that certain Agreement dated May 7, 1999 between Spescom, Spescom CIT (Pty) Limited, the Company, Altris International Limited, Altris Group Plc and Altris UK (the "Escrow Funds") (the "May 1999 Agreement").

         3. CLOSING.

            3.1. The consummation of the Transactions shall take place at the offices of Solomon Ward Seidenwurm & Smith, LLP, 401 B Street, Suite 1200, San Diego, California as soon thereafter as all the conditions set forth in this Agreement have been satisfied or waived, or such other time as the parties may agree, but in no event later than April 15, 2000 (which time and place are designated herein as the "Closing" and the date thereof as the "Closing Date").

            3.2. At the Closing, the Company shall deliver the following to
Spescom:

                 3.2.1. certificates representing the Shares;

                 3.2.2. the certificates and legal opinions referred to in
Section 7 of this Agreement;

                 3.2.3. a duly executed copy of the Technology Transfer Agreement, in substantially the form attached to this Agreement as EXHIBIT B (the "Technology Transfer Agreement");

                 3.2.4. a duly executed copy of the Registration Rights Agreement in the form attached to this Agreement as EXHIBIT C (the "Registration Rights Agreement");

                 3.2.5. a certified check or other credit acceptable to Spescom in the amount of $200,000 pursuant to Section 2.1.3 of this Agreement; and

                 3.2.6. a certified check or other credit acceptable to Spescom in an amount necessary to pay the Note in full.

                 3.2.7. certificates representing the Altris UK Shares, duly endorsed in favor of Spescom, or other documentation acceptable to Spescom evidencing the transfer of the Altris UK Shares to Spescom.

            3.3. At the Closing, Spescom will deliver the following to the
Company:

                 3.3.1. the Purchase Price, payable by certified check payable to the Company or by wire transfer of immediately available funds to such account as the Company may designate in writing to Spescom;

                 3.3.2. the original Debenture;

                 3.3.3. the original stock certificates for the Preferred Stock;

                 3.3.4. a duly executed copy of the Technology Transfer
Agreement;

                 3.3.5. a duly executed copy of the Registration Rights Agreement; and

                 3.3.6. the Note endorsed by Spescom as canceled.

            3.4. Spescom may designate in writing another entity to acquire some or all of Spescom's rights under this Agreement providing that if such designee is not an Affiliate of Spescom then such designation shall require Altris' approval which shall not be unreasonably withheld. Spescom will remain liable for its obligations under this Agreement notwithstanding any designation or assignment under this Section.

         4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to Spescom that the following are true and accurate as of the date of this Agreement. Except as may be set forth in the Disclosure Schedule attached hereto:

            4.1. CORPORATE STATUS.

                 4.1.1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has the corporate power to own and operate its properties, to carry on its business as now conducted and to enter into and to perform its obligations under this Agreement, and any other document executed and delivered by the Company in connection with this Agreement (collectively, the "Operative Documents"). The Company is qualified to do business and is in good standing in each state or other jurisdiction in which such qualification is necessary under applicable law, except where the failure to so qualify would not cause a Material Adverse Event.

                 4.1.2. SCHEDULE 4.1.2 sets forth a complete list of each corporation, partnership, joint venture, limited liability company or other business organization in which the Company owns, directly or indirectly, any capital stock or other equity interest (the "Subsidiary" or, collectively, the "Subsidiaries"), or with respect to which the Company or any Subsidiary, alone or in combination with others, is in a control position, which list shows the jurisdiction of incorporation or other organization, and, if the Company does not directly or indirectly own 100% of the outstanding equity interests in the entities so listed on SCHEDULE 4.1.2, the percentage interest so owned by the Company or any Subsidiary. Altris UK shall not be regarded as a Subsidiary for the purpose of this Agreement. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of incorporation or other organization as indicated on SCHEDULE 4.1.2, each has all requisite power and authority and holds all material licenses, permits and other required authorizations from government authorities necessary to own its properties and assets and to conduct its business as now being conducted, and each is qualified to do business as a foreign corporation (or business organization) and is in good standing in every jurisdiction in which such qualification is necessary under applicable law, except where the failure to so qualify would not cause a Material Adverse Event. All of the outstanding shares of capital stock, or other equity interest, of each Subsidiary owned, directly or indirectly, by the Company have been validly issued, are fully paid and nonassessable, and are owned by the Company free and clear of all liens, charges, security interests, or encumbrances.

            4.2. CAPITALIZATION.

                 4.2.1. The authorized capital stock of the Company consists of
(i) 1,000,000 shares of Preferred Stock, of which 3,000 shares of Series E Preferred Stock are issued and outstanding, and (ii) 30,000,000 shares of Common Stock, of which 13,101,734 shares are issued and outstanding. All shares of Common Stock outstanding have been validly issued and are fully paid and nonassessable. There are no statutory or contractual preemptive rights, rights of first refusal, antidilution rights, or any similar rights held by any party with respect to the issuance of Shares, except as set forth in the Finova Instruments, the May 1999 Agreement and Section 4.2.2 below.

                 4.2.2. The Company has not granted, or agreed to grant or issue, any options, warrants or rights to purchase or acquire from the Company any shares of capital stock of the Company, there are no securities outstanding or committed to be issued by the Company or any Subsidiary which are convertible into or exchangeable for any shares of capital stock or other securities of the Company, and there are no contracts, commitments, agreements, understandings, arrangements or restrictions as to which the Company is a party, or by which it is bound, requiring or restricting the issuance of any shares of capital stock or other securities of the Company, whether or not outstanding except for (i) the Finova Instruments, (ii) the Initial Warrants and the Additional Warrants issued pursuant to the Finova Instruments, (iii) options to purchase an aggregate of 83,500 shares of the Company's Common Stock outstanding under its 1987 Stock Option Plan, (iv) options to purchase an aggregate of 1,086,750 shares of the Company's Common Stock outstanding under its Amended and Restated 1996 Stock Incentive Plan, (v) 2,304,271 shares of the Company's Common Stock to be issued pursuant to the settlement of certain securities class action lawsuits against the Company approved by the United States District Court for the Southern District of California on July 30, 1999, (vi) shares of the Company's Common Stock to Broadmark as consideration for certain advice rendered by Broadmark in connection with the Transactions, and (vii) the Note. All such shares have been duly reserved for issuance, have been duly and validly authorized, and upon issuance in accordance with the terms of the respective instruments and receipt of payment therefor, will be validly issued, fully paid, and nonassessable.

                 4.2.3. The Shares that are being purchased by Spescom, when issued, sold, and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid, and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws.

                 4.2.4. The Company is the lawful owner and holder of the Altris UK Shares it owned as of the May 1999 Agreement, free and clear of all Encumbrances except for a lien over all of the Company's assets in favor of Merrill Lynch Business Financial Services, Inc.

            4.3. AUTHORIZATION. The Company has full legal right, power and authority to enter into and perform its obligations under this Agreement and the Operative Documents without the consent or approval of any other person, firm, governmental agency, or other legal entity, except as contemplated hereby or thereby. The execution and delivery of this Agreement, the issuance of the Shares hereunder, the delivery of the Altris UK Shares, the execution and delivery of each other document in connection herewith or therewith to which the Company is a party, and the performance by the Company of its obligations hereunder or thereunder are within the corporate powers of the Company and have been duly authorized by all necessary corporate action properly taken, have received all necessary governmental approvals, if any were required, and do not and will not contravene or conflict with (i) the Articles of Incorporation or Bylaws of the Company, (ii) except to the extent of the required consents as contemplated by Section 6.4, any material agreement to which the Company or any of its Subsidiaries is a party or by which any of them or their properties is bound, or constitute a default thereunder, or result in the creation or imposition of any Encumbrance upon any of the property or assets of the Company or any of its Subsidiaries pursuant to the terms of any such agreement or instrument, or (iii) violate any provision of law or any applicable judgment, ordinance, regulation or order of any court or governmental agency. The officer executing this Agreement, and any other document executed and delivered by the Company in connection herewith or therewith, is duly authorized to act on behalf of the Company.

            4.4. VALIDITY AND BINDING EFFECT. Each of the Operative Documents is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

            4.5. CONTRACTS AND OTHER COMMITMENTS. Except as disclosed on
SCHEDULE 4.5 and other than as filed by the Company with the Securities and Exchanges Commission ("SEC") as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), the Company and its Subsidiaries do not have and are not bound by any loans, liens, pledges, security interests agreements, indentures or other instruments defining the rights of security holders, under any securities or other financings upon which the Company or any Subsidiary is obligated or by which the Company is bound.

            4.6. LITIGATION. Except as previously disclosed in writing to Spescom, there is no litigation, arbitration, claim, proceeding or investigation pending or threatened in writing to which the Company or any Subsidiary is a party or to which any of its respective properties or assets is the subject which, if determined adversely to the Company or such Subsidiary, would individually or in the aggregate cause a Material Adverse Event.

            4.7. FINANCIAL STATEMENTS. The consolidated financial statements of the Company and its Subsidiaries for the fiscal years ended December 31, 1998, 1997, and 1996 (as subsequently restated), and the unaudited consolidated financial statements as of and for the nine months ended September 30, 1999, and the related notes, copies of which the Company previously has delivered to Spescom, fairly present the financial position, results of operations, cash flows and changes in stockholders' equity of the Company and its consolidated Subsidiaries, at the respective dates of and for the periods to which they apply in such financial statements, and have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods indicated, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if presented, would not differ materially from those included in the most recent audited consolidated financial statements). No financial statements of any other Person(s) are required by GAAP to be included in the consolidated financial statements of the Company.

            4.8. SEC REPORTS. The Company's Common Stock is listed for trading on the OTC Bulletin Board and has been duly registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Since June 1998, the Company has timely filed all reports, registrations, proxy or information statements, and all other documents, together with any amendments required to be made thereto, required to be filed with the SEC under the Securities Act and the Exchange Act (collectively, the "SEC Reports"). As of their respective dates, the SEC Reports filed since June 1998 complied in all material respects with all rules and regulations promulgated by the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

            4.9. ABSENCE OF CHANGES. Except as set forth in SCHEDULE 4.9, the Company's unaudited financial statements for the nine-month period ended September 30, 1999 and the SEC Reports, since December 31, 1998, and except as contemplated by this Agreement or by the Transactions, (i) neither the Company nor any of its Subsidiaries have incurred any liabilities or obligations, direct or contingent, or entered into any transactions, not in the ordinary course of business, that are material to the Company, (ii) neither the Company nor any of its Subsidiaries have purchased any of its outstanding capital stock or declared, or paid any dividend or other distribution or payment in respect of its capital stock, (iii) there has not been any change in the authorized or issued capital stock, long-term debt, or short-term debt of the Company, and
(iv) there has not been any material adverse change in or affecting the business, operations, properties, prospects, assets, or condition (financial or otherwise) of the Company or any Subsidiary, taken as a whole.

            4.10. NO DEFAULTS. Except as set forth on SCHEDULE 4.10 and except where a default or event of default does not and would not constitute a Material Adverse Event, no default or event of default by the Company or any Subsidiary exists under this Agreement or any of the Operative Documents, or under any contract, or other material instrument or agreement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or its respective properties may be bound, except for any such default or event of default which would not reasonably be expected to cause a Material Adverse Event, and no event has occurred and is continuing that with notice or the passage of time or both would constitute a default or event of default thereunder.

            4.11. COMPLIANCE WITH LAW. Except as disclosed in the SEC Reports, the Company has complied with and is in compliance with all foreign, federal, state or local laws, regulations, decrees and orders applicable to it (including but not limited to the Foreign Corrupt Practices Act, occupational and health standards and controls, antitrust, monopoly, restraint of trade or unfair competition) to the extent that noncompliance, in the aggregate, would not reasonably be expected to cause a Material Adverse Event.

            4.12. TAXES. Except as set forth on SCHEDULE 4.12, the Company and its Subsidiaries have filed or caused to be filed all federal, state and local income, excise and franchise tax returns required to be filed (except for returns that have been appropriately extended), and have paid, or provided for the payment of, all taxes shown to be due and payable on said returns and all other taxes, impositions, assessments, fees or other charges imposed on it by any governmental authority, agency or instrumentality, prior to any delinquency with respect thereto (other than taxes, impositions, assessments, fees and charges currently being contested in good faith by appropriate proceedings, for which appropriate amounts have been reserved), and the Company does not know of any proposed assessment for additional taxes or any basis therefor. No tax liens have been filed against the Company or its properties. The Company's federal income tax liability has been finally determined by the Internal Revenue Service and satisfied for all taxable years up to and including the taxable year ended December 31, 1995, or closed by applicable statutes of limitation.

            4.13. CERTAIN TRANSACTIONS. Except as set forth in the proxy statements filed by the Company with the SEC and except as to indebtedness incurred in the ordinary course of business and approved by the Board of Directors of the Company, neither the Company nor any Subsidiary is indebted, directly or indirectly, to any of its officers or directors, or to their respective spouses or children, or to any affiliate, in excess of an aggregate amount of $60,000, and none of such officers or directors or any members of their immediate families or affiliates, are indebted to the Company or any Subsidiary in excess of an aggregate amount of $60,000, or have any direct or indirect ownership interest in any firm or corporation with which the Company or any Subsidiary is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company or any Subsidiary, except that the Company's officers and directors may own individually no more than 1% of the outstanding capital stock of any publicly traded company which competes directly with the Company. Except as set forth in the proxy statements filed by the Company with the SEC, no officer or director of the Company or any Subsidiary or any member of their immediate families is, directly or indirectly, interested in any material contract with the Company or any Subsidiary that would require disclosure under Item 404 of Regulation S-K. Neither the Company nor any Subsidiary is a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

            4.14. TITLE TO PROPERTY. The Company and each Subsidiary has good and marketable title to all of the real and personal property owned by it, free and clear of all liens, security interests, pledges, encumbrances, equities claims and restrictions of every kind and nature whatsoever, other than (a) liens for taxes not yet due, (b) imperfections in title, if any, not material in amount and which, individually or in the aggregate, do not materially interfere with the conduct of the business of the Company or the use of its assets, (c) such secured indebtedness as is disclosed in the financial statements covering the assets and properties referred to therein (if any), (d) liens in the ordinary course of business consistent with past practice and (e) installments of special assessments not yet delinquent, recorded easements, covenants and other restrictions, and utility easements, building restrictions, zoning restrictions and other easements and restrictions existing generally with respect to properties of a similar character. Any real property and buildings held under lease by the Company or any Subsidiary are held under valid existing and enforceable leases, except which are not material and do not interfere with the use to be made of such buildings or property by the Company.

            4.15. INTELLECTUAL PROPERTY.

                  4.15.1. To the Company's knowledge, the Company is the lawful owner or has a valid right to use the proprietary information used in its business free and clear of any claim, right, trademark, patent or copyright protection of any third party; provided, however, that this Section 4.15.1 shall not be deemed to include any representation regarding the absence of infringements or conflicts with the rights of others, which representation is made only in Section 4.15.3 hereof and only to the knowledge of the Company. As used herein, "proprietary information" includes without limitation (i) any computer software and related documentation, inventions, technical and nontechnical data related thereto, and (ii) other documentation, inventions and data related to patterns, plans, methods, techniques, drawings, finances, customer lists, suppliers, products, special pricing and cost information, designs, processes, procedures, formulas, research data owned or used by the Company or any Subsidiary or marketing studies conducted by the Company, all of which the Company considers to be commercially important and competitively sensitive and which generally has not been disclosed to third parties other than customers in the ordinary course of business.

                  4.15.2. To the Company's knowledge, the Company has good and marketable title to or has a valid right to use all patents, trademarks, trade names, service marks, copyrights or other intangible property rights, and registrations or applications for registration thereof, owned by the Company or any Subsidiary or used or required by the Company or any Subsidiary in the operation of its business as presently being conducted; provided, however, that this Section 4.15.2 shall not be deemed to include any representation regarding the absence of infringements or conflicts with the rights of others, which representation is made only in Section 4.15.3 hereof and only to the knowledge of the Company.

                  4.15.3. The Company has no knowledge of any infringements or conflict with asserted rights of others with respect to copyrights, patents, trademarks, service marks, trade names, trade secrets or other intangible property rights or know-how which could cause a Material Adverse Event. To the Company's knowledge, no products or processes of the Company infringe or conflict with any rights of patent or copyright, or any discovery, invention product or process, that is the subject of a patent or copyright application or registration known to the Company. The Company follows such procedures as the Company deems necessary or appropriate to provide reasonable protection of the Company's trade secrets and proprietary rights in intellectual property of all kinds. To the knowledge of the Company, no person employed by or affiliated with the Company has employed or proposes to employ any trade secret or any information or documentation proprietary to any former employer, and to the knowledge of the Company, no person employed by or affiliated with the Company has violated any confidential relationship that such person may have had with any third person, in connection with the development, manufacture or sale of any product or proposed product or the development or sale of any service or proposed service of the Company.

            4.16. ENVIRONMENTAL MATTERS. The Company has duly complied in all material respects with, and its business, operations, assets, equipment, property, leaseholds or other facilities are in compliance in all material respects with, the provisions of all federal, state and local environmental, health, and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder except to the extent that the violation thereof would not reasonably be expected to cause a Material Adverse Event. The Company has been issued and will maintain all required material federal, state and local permits, licenses, certificates and approvals relating to (i) air emissions; (ii) discharges to surface water or groundwater; (iii) noise emissions; (iv) solid or liquid waste disposal; (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes (which shall include any and all such materials listed in any federal, state or local law, code or ordinance and all rules and regulations promulgated thereunder as hazardous or potentially hazardous); or (vi) other environmental, health or safety matters, except to the extent that the absence thereof would not reasonably be expected to cause a Material Adverse Event. The Company has not during the two years prior to the date hereof received notice of, does not know of, and does not suspect facts which might constitute a material violation of any federal, state or local environmental, health or safety laws, codes or ordinances, and any rules or regulations promulgated thereunder with respect to its businesses, operations, assets, equipment, property, leaseholds, or other facilities. Except in accordance with a valid governmental permit, license, certificate or approval, there has been no material emission, spill, release or discharge into or upon
(i) the air; (ii) soils, or any improvements located thereon; (iii) surface water or groundwater; or (iv) the sewer, septic system or waste treatment, storage or disposal system servicing the premises, of any toxic or hazardous substances or wastes at or from the premises, except to the extent that any such emission, spill, release or discharge would not reasonably be expected to cause a Material Adverse Event. During the two years prior to the date hereof, there has been no complaint, order, directive, claim, citation or notice by any governmental authority or any person or entity with respect to (i) air emissions; (ii) spills, releases or discharges to soils or improvements located thereon, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing the premises; (iii) noise emissions; (iv) solid or liquid waste disposal; (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or waste; or (vi) other environmental, health or safety matters materially affecting the Company or its business, operations, assets, equipment, property, leaseholds or other facilities. The Company does not have any material indebtedness, obligation or liability (absolute or contingent, matured or not matured), with respect to the storage, treatment, cleanup or disposal of any solid wastes, hazardous wastes or other toxic or hazardous substances (including without limitation any such indebtedness, obligation, or liability with respect to any current regulation, law or statute regarding such storage, treatment, cleanup or disposal).

            4.17. ACCOUNTING MATTERS. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for the assets of the Company and each of its Subsidiaries; (iii) access to the assets of the Company and each of its Subsidiaries is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets of the Company and each of its Subsidiaries are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

            4.18. DISTRIBUTIONS TO THE COMPANY. Except for limitations existing under applicable law, no Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distributions on such Subsidiary's capital stock, from repaying to the Company any loans or advances to such Subsidiary, or from transferring any of such Subsidiary's property or assets to the Company or any other Subsidiary of the Company.

            4.19. PRIOR SALES. All offers and sales of the Company's capital stock prior to the date hereof were at all relevant times (i) exempt from the registration requirements of the Securities Act or were duly registered under the Securities Act, and (ii) were duly registered or were the subject of an available exemption from the registration requirements of all applicable state securities or Blue Sky laws.

            4.20. REGULATORY COMPLIANCE. The conduct of the business and the ownership of the assets of the Company is not dependent on any license, permit, approval, waiver or other authorization of any federal, state or local governmental or regulatory body which the Company has not obtained, except to the extent that the absence thereof would not reasonably be expected to cause a Material Adverse Event. All material licenses, permits and authorizations held by the Company are in full force and effect.

            4.21. MARGIN REGULATIONS. The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock. No proceeds received pursuant to this Agreement will be used to purchase or carry any equity security of a class which is registered pursuant to Section 12 of the Exchange Act.

            4.22. LIMITED OFFERING. Subject in part to the truth and accuracy of Spescom's representations set forth in this Agreement, the offer, sale and issuance of the Shares is exempt from the registration requirements of the Securities Act, and neither the Company nor any authorized agent acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

            4.23. REGISTRATION OBLIGATIONS. Except as described in SCHEDULE 4.23, the Company is not under any obligation to register under the Securities Act or the Trust Indenture Act of 1939, as amended, any of its presently outstanding securities or any of its securities that are proposed to be subsequently issued.

            4.24. INSURANCE. The Company has maintained, and has caused each Subsidiary to maintain, insurance coverage by financially sound and reputable insurers with respect to their respective properties and business in such forms and amounts and against such risks, casualties and contingencies as are customary for corporations of comparable size and condition (financial and otherwise) engaged in the same or a similar business and owning and operating similar properties.

            4.25. GOVERNMENTAL CONSENTS. No consent, approval, qualification, order or authorization of, or filing with, any local, state, or federal governmental authority is required on the part of the Company in connection with the Company's valid execution, delivery, or performance of this Agreement by the Company, except such filings as have been made prior to the Closing, notices of sale required to be filed with the SEC under Regulation D of the Securities Act, or such post-closing filings as may be required under applicable state securities laws, which will be timely filed within the applicable periods therefor.

            4.26. EMPLOYEES. To the best of the Company's knowledge, there is no strike, labor dispute or union organization activities pending or threatened between it and its employees. None of the Company's employees belongs to any union or collective bargaining unit. To the knowledge of the Company, the Company has complied in all material respects with all applicable state and federal equal opportunity and other laws related to employment. To the knowledge of the Company, no employee of the Company is or will be in violation of any judgment, decree, or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with the Company, or any other party because of the nature of the business conducted or presently proposed to be conducted by the Company or to the use by the employee of his or her best efforts with respect to such business. Other than as set forth on SCHEDULE 4.26 hereto and other than the Company's 1987 Stock Option Plan and its Amended and Restated 1996 Stock Incentive Plan, the Company is not a party to or bound by any employment contract, deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, or other employee compensation agreement. There are no threatened or pending claims by or on behalf of any such benefit plan, or any employee covered under any such plan that allege a breach of fiduciary duties or violation of other applicable state or federal law, nor is there any basis for such a claim. To the knowledge of the Company, it is not aware that any officer or key employee, or that any group of key employees, intends to terminate employment with the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing. Subject to general principles related to wrongful termination of employees, the employment of each officer and employee of the Company is terminable at the will of the Company.

            4.27. ERISA. The Company is in compliance in all material respects with all applicable provisions of Title IV of the Employee Retirement Income Security Act of 1974, Pub. L. No. 93-406, September 2, 1974, 88 Stat. 829, 29 U.S.C.A. SS 1001 et seq. (1975), as amended from time to time ("ERISA"). Neither a reportable event nor a prohibited transaction (as defined in ERISA) has occurred and is continuing with respect to any "pension plan" (as such term is defined in ERISA, a "Plan"); no notice of intent to terminate a Plan has been filed nor has any Plan been terminated; no circumstances exist which constitute grounds entitling the Pension Benefit Guaranty Corporation (together with any entity succeeding to or all of its functions, the "PBGC") to institute proceedings to terminate, or appoint a trustee to administer, a Plan, nor has the PBGC instituted any such proceedings; neither the Company nor any commonly controlled entity (as defined in ERISA) has completely or partially withdrawn from a multiemployer plan (as defined in ERISA). The Company and each commonly controlled entity has met its minimum funding requirements under ERISA with respect to all of its Plans and the present fair market value of all Plan property equals or exceeds the present value of all vested benefits under each Plan, as determined on the most recent valuation date of the Plan and in accordance with the provisions of ERISA and the regulations thereunder for calculating the potential liability of the Company or any commonly controlled entity to the PBGC or the Plan under Title IV or ERISA; and neither the Company nor any commonly controlled entity has incurred any liability to the PBGC under ERISA.

            4.28. FEES/COMMISSIONS. The Company has not agreed to pay any finder's fee, commission, origination fee or other fee or charge to any person or entity with respect to or as a result of the consummation of the Transactions.

            4.29. DISCLOSURE. No representation or warranty made as of the date hereof by the Company contained in this Agreement, taken as a whole, contains or will (as of the time so furnished) contain any untrue statement of a material fact, or omits or will (as of the time so furnished) omit to state any material fact which is necessary in order to make the statements contained herein or therein not misleading.

            4.30. NO UNDISCLOSED LIABILITIES. The Company has no debt, liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) required by GAAP to be reflected or reserved against on its balance sheet, except for liabilities or obligations reflected or reserved against in the consolidated audited balance sheet of the Company and its Subsidiaries for the fiscal year ended December 31, 1998, and the unaudited consolidated balance sheet as of and for the nine months ended September 30, 1999, and current liabilities incurred in the ordinary course of business since the respective dates thereof.

            4.31. SURVIVAL. The representations and warranties of the Company contained in this Agreement shall survive until the first anniversary of the date of this Agreement.

         5. REPRESENTATIONS AND WARRANTIES OF SPESCOM. Spescom represents and warrants to the Company that the following are true and accurate as of the date of this Agreement. Spescom, as of the Closing Date, makes the following representations and warranties to the Company:

            5.1. CORPORATE STATUS. Spescom is a corporation duly organized, validly existing and in good standing under the laws of South Africa and has the corporate power to own and operate its properties, to carry on its business as now conducted and to enter into and to perform its obligations under this Agreement and any other document executed or delivered by Spescom in connection herewith.

            5.2. AUTHORIZATION. Spescom has full legal right, power and authority to enter into and perform its obligations under this Agreement and any other document executed and delivered by Spescom in connection herewith, without the consent or approval of any other person, firm, governmental agency or other legal entity. The execution and delivery of this Agreement and any other document executed and delivered by Spescom in connection herewith, and the performance by Spescom of its obligations hereunder and/or thereunder are within the corporate powers of Spescom, have received all necessary governmental approvals, if any were required, have been duly authorized by all necessary corporate action properly taken, and do not and will not contravene or conflict with (i) the Memorandum and Articles of Association of Spescom, (ii) any material agreement to which Spescom is a party or by which it or any of its properties is bound, or constitute a default thereunder, or result in the creation or imposition of any lien, charge, security interest or encumbrance of any nature upon any of the property or assets of Spescom pursuant to the terms of any such agreement or instrument, or (iii) violate any provision of law or any applicable judgment, ordinance, regulation or order of any court or governmental agency. The officer(s) executing this Agreement and any other document executed and delivered by Spescom in connection herewith, is duly authorized to act on behalf of Spescom.

            5.3. VALIDITY AND BINDING EFFECT. This Agreement and any other document executed and delivered by Spescom in connection herewith are the legal, valid and binding obligations of Spescom, enforceable against it in accordance with their respective terms.

            5.4. NONRECOURSE ASSIGNMENT. Spescom is the owner of the Debenture and the Preferred Stock, free and clear of all Encumbrances. Spescom's sale and assignment of the Debenture and the Preferred Stock shall be made without recourse against Spescom and without any warranties by Spescom except as expressly set forth in this Agreement.

            5.5. ACCREDITED INVESTOR; INVESTMENT INTENT. In connection with the issuance and sale to Spescom of the Shares pursuant to this Agreement, Spescom further represents and warrants to the Company as follows:

                 5.5.1. Spescom is acquiring the Shares for its own account as principal, for investment, and not with a view to the distribution or resale thereof, in whole or in part, in violation of the Securities Act or any applicable state securities law, and Spescom has no present intention of selling, negotiating or otherwise disposing of the Shares.

                 5.5.2. (i) The Shares have not been registered under the Securities Act, and as such, such Shares are "restricted securities" as defined in Rule 144; (ii) the Shares may not be resold unless they are registered under the Securities Act or unless an exemption therefrom is available; (iii) Spescom understands that the availability of Rule 144 for the sale and transfer of the Shares is limited, and that certain conditions and events must exist and occur before Spescom would be able to utilize Rule 144 in connection with the sale or other disposition of the Shares.

                 5.5.3. Spescom is an "accredited investor" under Rule 501(a) under the Securities Act. Spescom understands that its investment in the Shares involves a high degree of risk. Spescom has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investments contemplated by this Agreement. Spescom has been afforded, to the satisfaction of Spescom, the opportunity to review the financial and other information which it has requested from the Company, and to obtain such additional publicly available information concerning the Company and its business, and to ask such questions and receive such answers (based upon publicly available information), as Spescom deems necessary to make an informed investment decision.

                 5.5.4. Spescom understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of the U.S. securities laws and that the Company is relying of the truth and accuracy of, and Spescom's compliance with, the representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine the availability of such exemptions and the eligibility of Spescom to acquire the Shares.

                 5.5.5. Notwithstanding anything in this Section 5.5 to the contrary, Spescom may transfer and assign its rights and obligations under this Agreement to one or more of its wholly-owned subsidiaries, provided that any such subsidiary shall agree to become bound by the terms of this Agreement, including the representations and warranties contained in this Section 5.5, and provided, further that Spescom shall remain liable for the performance of its obligations hereunder notwithstanding any such assignment.

            5.6. GOVERNMENTAL CONSENTS. Except for the approval of the South Africa Reserve Bank under the South Africa Exchange Control Regulations for consummation of the Transaction ("Reserve Bank Approval"), Spescom is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court of governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or purchase the Shares in accordance with terms hereof. Spescom shall use its commercially reasonable best efforts to obtain Reserve Bank Approval.

            5.7. NO DEFAULT. Spescom has no actual knowledge of any breach by the Company of the Company's representations and warranties in the May 1999 Agreement.

            5.8. SURVIVAL. The representations and warranties of Spescom contained in this Agreement shall survive until the first anniversary of the date of this Agreement.

         6. CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligations of the Company to consummate the Transactions is subject to the satisfaction of, or waiver by the Company of, the following conditions prior to or contemporaneously with the Closing, unless otherwise indicated:

            6.1. The representations and warranties made by Spescom in this Agreement shall be true and correct in all material respects as of the Closing, as if made at and as of the Closing Date, and Spescom shall have complied with the covenants, agreements, and obligations set forth in this Agreement and required to be performed by it at or before the Closing;

            6.2. There shall not be any order, decree, injunction, or judgment enjoining the consummation of this Agreement;

            6.3. The shareholders of the Company shall have approved the sale and issuance of the Shares to Spescom and the other Transactions; and

            6.4. Any consents or approvals required to be obtained from any third party, and any amendments of agreements which shall be necessary to permit the consummation of the Transactions on the Closing Date, shall have been obtained and all such consents or amendments shall be satisfactory in form and substance to the Company and the Company's counsel.

            6.5. Spescom shall have delivered to the Company a certificate, dated the Closing Date, signed by the Managing Director or Financial Director of Spescom, substantially in the form attached hereto as EXHIBIT D;

            6.6. All proceedings taken in connection with the Transactions, and all documents necessary to the consummation thereof, shall be reasonably satisfactory in form and substance to the Company and the Company's counsel, and Spescom shall have delivered to the Company a certificate, dated the Closing Date, signed by the Secretary of Spescom, substantially in the form attached hereto as EXHIBIT E;

            6.7. The Company shall have received the opinion of Solomon Ward Seidenwurm & Smith, LLP, counsel for Spescom, dated the Closing Date, addressed to the Company, in form and substance satisfactory to the Company's counsel, and covering the matters set forth in EXHIBIT F hereto.

         7. CONDITIONS TO OBLIGATIONS OF SPESCOM. The obligation of Spescom to consummate the Transactions is subject to the satisfaction of, or the waiver by Spescom of, the following conditions prior to or contemporaneously with the Closing, unless otherwise indicated:

            7.1. The representations and warranties made by the Company in this Agreement shall be true and correct in all material respects as of the Closing, as if made at and as of the Closing Date, and the Company shall have complied with the covenants, agreements, and obligations set forth in this Agreement and required to be performed by it at or before the Closing;

            7.2. There shall not be any order, decree, injunction, or judgment enjoining the consummation of this Agreement;

            7.3. The shareholders of the Company shall have approved the sale and issuance of the Shares to Spescom and the other Transactions;

            7.4. The Company's Board of Directors shall have adopted the Annual Plan for fiscal year during which the Closing occurs.

            7.5. Any consents or approvals required to be obtained from any third party, and any amendments of agreements which shall be necessary to permit the consummation of the Transactions on the Closing Date, shall have been obtained and all such consents or amendments shall be satisfactory in form and substance to Spescom and Spescom's counsel;

            7.6. The Company shall have issued to Spescom a new Stock Purchase Warrant to replace the Warrant Spescom purchased from Finova;

            7.7. The Company shall have issued 1,428,571 Shares to Spescom in consideration of the conversion of the Loan into Common Stock of the Company.

            7.8. The Company shall have entered into an employment agreement with Roger Erickson, on terms reasonably satisfactory to Spescom (the "Employment Agreement");

            7.9. Spescom shall have obtained the Reserve Bank Approval.

            7.10. The Company shall have issued to Spescom the following certificates of public officials, in each case as of a date within ten days of the Closing Date:

                  7.10.1. the Articles of Incorporation of the Company certified by the Secretary of State of the State of California; and

                  7.10.2. a certificate as to the legal existence and good standing of the Company from the Secretary of State of the State of California.

            7.11. The Company shall have delivered to Spescom a certificate, dated the Closing Date, signed by the President or Chief Financial Officer of the Company, substantially in the form attached hereto as EXHIBIT G;

            7.12. All proceedings taken in connection with the Transactions, and all documents necessary to the consummation thereof, shall be reasonably satisfactory in form and substance to Spescom and Spescom's counsel, and the Company shall have delivered to Spescom a certificate, dated the Closing Date, signed by the Secretary of the Company, substantially in the form attached hereto as EXHIBIT H;

            7.13. Spescom shall have received the opinion of Gibson, Dunn & Crutcher LLP, counsel for the Company, dated the Closing Date, addressed to Spescom, in form and substance satisfactory to Spescom's counsel, and covering the matters set forth in EXHIBIT I hereto.

         8. FAILURE TO CLOSE.

            8.1. If on the Closing Date the Company fails to tender to Spescom the Shares to be issued to Spescom for any reason other than the failure of the shareholders of the Company to approve the Transactions, or if the conditions specified in this Section 8 have not been fulfilled, Spescom may thereupon elect to be relieved of all further obligations under this Agreement, without prejudice to any other Spescom's rights or remedies. Without limiting the foregoing, if the conditions specified in this Section 8 have not been fulfilled, Spescom may waive compliance by the Company with any such condition to such extent as Spescom, in Spescom's sole discretion, may determine. Nothing in this Section 8.1 shall operate to relieve the Company of any of its obligations hereunder or to waive any of Spescom's rights against the Company.

            8.2. If the Company fails to consummate this Agreement solely for non-fulfillment of the condition specified in Section 6.3, then:

                 8.2.1. Subject to the fulfillment, or waiver by the Company, of the conditions in Sections 6.1, 6.2, 6.4 and 6.5, the Company will cause 40% of the outstanding shares of the capital stock of Altris UK to be transferred to Spescom against delivery under Section 8.2.2 below;

                 8.2.2. Subject to the fulfillment, or waiver by Spescom, of the conditions specified in Sections 7.1 and 7.11, Spescom will release to the Company the Escrow Funds; and

                 8.2.3. Spescom may thereupon elect to be relieved of all further obligations under this Agreement without prejudice to any other Spescom's rights or remedies.

         9. COVENANTS.

            9.1. BOARD OF DIRECTORS DESIGNEES. Effective upon the Closing, (i) the size of the Board of Directors of the Company shall be five (5) directors, and (ii) two nominees of Spescom shall be elected as directors (the "Spescom Nominees"). For so long as Spescom or any Affiliate of Spescom holds at least thirty-three (33%) of the Shares, the Company agrees to include two nominees of Spescom in management's slate of nominees to be elected to the Board of Directors of the Company and to recommend to the stockholders the election of such nominees. Any Spescom Nominees shall be reimbursed for all reasonable expenses incurred as a director and shall be entitled to receive such compensation as may be received by other non-employee or employee directors of the Company, as the case may be, including indemnity and advancement of expenses to the fullest extent permitted under applicable law.

            9.2. USE OF PROCEEDS. The Purchase Price shall be deposited in a separate bank account in the name of the Company. Any expenditure, disbursement, commitment, or other use by the Company of the Purchase Price that is not provided for in the applicable budget in the Annual Plan shall require: (a) if more than $100,000 (i) the approval of the Company's Board of Directors, and
(ii) the unanimous approval of both Spescom Nominees, and (b) if less than $100,000 but more than $25,000, the approval of one of Spescom's Nominees.

            9.3. ADDITIONAL COVENANTS. From and after the Closing Date:

                 9.3.1. CORPORATE EXISTENCE, ETC. The Company will preserve and keep in force and effect, and will cause each Subsidiary to preserve and keep in force and effect, its corporate existence and good standing in the state of incorporation thereof, its qualification and good standing as a foreign corporation in each jurisdiction where such qualification is required by applicable law except where the failure to so qualify would not constitute a Material Adverse Event, and all licenses and permits necessary to the proper conduct of its business.

                 9.3.2. MAINTENANCE, ETC. The Company will maintain, preserve and keep, and will cause each Subsidiary to maintain, preserve and keep, its properties and assets which are used or useful in the conduct of its business (whether owned in fee or pursuant to a leasehold interest) in good repair and working order and from time to time will make all necessary repairs, replacements, renewals and additions so that at all times the efficiency thereof shall be maintained.

                 9.3.3. NATURE OF BUSINESS. Neither the Company nor any Subsidiary will engage in any business if, as a result, the general nature of the business, taken on a consolidated basis, which would then be engaged in by the Company and its Subsidiaries would be substantially changed from the general nature of the business engaged in by the Company and its Subsidiaries on the date of this Agreement.

                 9.3.4. INSURANCE. The Company will maintain, and will cause each Subsidiary to maintain, insurance coverage by financially sound and reputable insurers with respect to their respective properties and business in such forms and amounts and against such risks, casualties and contingencies as are customary for corporations of comparable size and condition (financial and otherwise) engaged in the same or a similar business and owning and operating similar properties.

                 9.3.5. TAXES, CLAIMS FOR LABOR AND MATERIALS. The Company will promptly pay and discharge, and will cause each Subsidiary promptly to pay and discharge, (i) all lawful taxes, assessments and governmental charges or levies imposed upon the property or business of the Company or such Subsidiary, respectively, (ii) all trade accounts payable in accordance with usual and customary business terms, and (iii) all claims for work, labor or materials, which if unpaid might become a lien or charge upon any property of the Company or such Subsidiary; provided the Company or such Subsidiary shall not be required to pay any such tax, assessment, charge, levy, account payable or claim if (i) the validity, applicability or amount thereof is being contested in good faith by appropriate actions or proceedings which will prevent the forfeiture or sale of any property of the Company or such Subsidiary or any material interference with the use thereof by the Company or such Subsidiary, and (ii) the Company or such Subsidiary shall set aside on its books, reserves deemed by it to be adequate with respect thereto.

                 9.3.6. COMPLIANCE WITH LAWS, AGREEMENTS, ETC. Except where failure to do so does not and would not constitute a Material Adverse Event, the Company shall maintain its business operations and property owned or used in connection therewith in compliance with (i) all applicable federal, state and local laws, regulations and ordinances, and such laws, regulations and ordinances of foreign jurisdictions, governing such business operations and the use and ownership of such property, and (ii) all agreements, licenses, franchises, indentures and mortgages to which the Company is a party or by which the Company or any of its properties is bound. Without limiting the foregoing, the Company shall pay all of its indebtedness promptly and substantially in accordance with the terms thereof.

                 9.3.7. ERISA MATTERS. If the Company has in effect, or hereafter institutes, a Plan, then the following covenants shall be applicable during such period as any such Plan shall be in effect: (i) throughout the existence of the Plan, the Company's contributions under the Plan will meet the minimum funding standards required by ERISA and the Company will not institute a distress termination of the Plan; and (ii) the Company will send to Spescom a copy of any notice of a reportable event (as defined in ERISA) required by ERISA to be filed with the Labor Department or the PBGC, at the time that such notice is so filed.

                 9.3.8. BOOKS AND RECORDS: RIGHTS OF INSPECTION. The Company will keep, and will cause each Subsidiary to keep, proper books of record and account in which full and correct entries will be made of all dealings or transactions of or in relation to the business and affairs of the Company or such Subsidiary, in accordance with GAAP consistently maintained. The Company shall permit a representative of Spescom to visit any of its properties and inspect its corporate books and financial records, and will discuss its accounts, affairs and finances with a representative of Spescom, during reasonable business hours, at such times as Spescom may reasonably request.

                 9.3.9. REPORTS. The Company will furnish to Spescom the following:

                        9.3.9.1. QUARTERLY STATEMENTS. As soon as available and in any event within 45 days after the end of each quarterly fiscal period (except the last) of each fiscal year, copies of the following, in each case setting forth in comparative form the consolidated figures for the preceding fiscal year, all in reasonable detail:

                                 (a) consolidated balance sheets of the Company
and Subsidiaries as of the close of the three-month period then ended, setting forth in comparative form the consolidated figures at the end of the preceding fiscal year,

                                 (b) consolidated statements of income of the
Company and Subsidiaries for the three-month period then ended, setting forth in comparative form the consolidated figures for the corresponding period of the preceding fiscal year, and

                                 (c) consolidated statements of cash flows of
the Company and Subsidiaries for the portion of the fiscal year ending with such three-month period, setting forth in comparative form the consolidated figures for the corresponding period of the preceding fiscal year.

                        9.3.9.2. ANNUAL STATEMENTS. As soon as available and in any event within 90 days after the close of each fiscal year of the Company, copies of the following, in each case setting forth in comparative form the consolidated figures for the preceding fiscal year, all in reasonable detail and accompanied by a report thereon of a firm of independent public accountants of recognized national standing or a firm reasonably acceptable to Spescom:

                                 (a) consolidated balance sheets of the Company
and Subsidiaries as of the close of such fiscal year, and

                                 (b) consolidated statements of income and
changes in shareholders equity and cash flows of the Company and Subsidiaries for such fiscal year.

                 9.3.10. SEC AND OTHER REPORTS. Promptly upon their becoming available, one copy of each financial statement, report, notice or proxy statement sent by the Company to stockholders generally and of each periodic or current report, and any registration statement or prospectus filed by the Company or any Subsidiary with any securities exchange or the SEC or any successor agency, and copies of any orders in any proceedings to which the Company or any of its Subsidiaries is a party, issued by any governmental agency, federal or state, having jurisdiction over the Company or any of its Subsidiaries. The Company specifically covenants to timely file each such item required to be filed with the SEC and each state requiring securities laws filings; and

                 9.3.11. PIPELINE REPORT AND OTHER REQUESTED INFORMATION. Within five business days of request by Spescom, the Company's internal pipeline report, and with reasonable promptness, such financial data and other information relating to the business of the Company as Spescom may from time to time reasonably request.

                 9.3.12. ANNUAL PLAN. The Board of Directors shall adopt no later than the thirty-first day of each fiscal year, a financial plan for the Company, which shall include at least a projection of income and expenses (including capital expenditures) and a projected cash flows statement for each quarter in such fiscal year, and a projected balance sheet as of the end of each quarter in such fiscal year (the "Annual Plan"). The Annual Plan may only be amended or revised, in any material manner, with the written approval of the Board of Directors and both Spescom Nominees.

                 9.3.13. FURTHER ASSURANCES. The Company and Spescom will each take all actions reasonably requested by the other party to effect the Transactions and the other Operative Documents.

                 9.3.14. CONFIDENTIALITY. Spescom shall maintain in confidence all confidential information it receives pursuant to Sections 9.3.8 or 9.3.11 above. Spescom acknowledges having been informed and advised of its obligations under applicable securities laws with respect to trading on "insider information."

                 9.3.15. REGISTRATION RIGHTS. Spescom shall be entitled to register the Shares as provided in the Registration Rights Agreement.

                 9.3.16. CONFLICT. If the rights set forth in Sections 9.3.4 through 9.3.12 are different than any other agreement subsisting between the Company and Spescom, the provisions of this Agreement shall prevail and apply.

                 9.3.17. EXPIRATION OF COVENANTS. The covenants contained in this Section 9.3 shall expire on the earlier of (a) the fifth anniversary of the Closing Date, or (b) such date when Spescom (together with its Affiliates) holds less than 15% of the Shares.

            9.4. EMPLOYMENT OF JOSEPH BUCKLEY. Effective as of the Closing, Spescom shall ensure that Joseph Buckley enters into an employment relationship with the Company on terms substantially similar the terms of his present employment with Spescom.

            9.5. MODIFICATION OF FINOVA INSTRUMENTS. Effective as of the Closing, the Finova Instruments shall be modified as follows:

                 9.5.1. CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT. Effective as of the Closing, the following provisions of the Convertible Preferred Stock Agreement shall terminate and be of no further force or effect.
Section 1.4 (Contingent Warrants), Article 7 (Conversion of Preferred Stock),
Section 8.2 (Registration Rights) and Article 9 (Events of Default; Remedies).

                 9.5.2. DEBENTURE PURCHASE AGREEMENT. Effective as of the Closing, the following provisions of the Debenture Purchase Agreement shall terminate and be of no further force or effect. Section 1.3 (Additional Warrants), Article 7 (Subordination of Debentures), Section 8.2 (Registration Rights) and Article 9 (Events of Default; Remedies).

                 9.5.3. FINOVA REGISTRATION RIGHTS AGREEMENT. Effective as of the Closing, the Finova Registration Rights Agreement shall terminate and be of no further force or effect.

                 9.5.4. SECURITY AGREEMENT. Effective as of the Closing, the Security Agreement shall terminate and be of no further force or effect.

            9.6. MODIFICATION OF MAY 1999 AGREEMENT. Effective as of the Closing, the May 1999 Agreement shall be modified as follows:

                 9.6.1. Effective as of the Closing, Section 7.1.2 (Registration Rights) of the May 1999 Agreement shall terminate and be of no further force or effect.

                 9.6.2. Effective as of the Closing, Section 7.2 of the May 1999 Agreement shall terminate and be of no further force or effect.

                 9.6.3. Effective as of the Closing, Section 17 of the May 1999 Agreement shall be amended to provide that any arbitration under the May 1999 Agreement will take place in San Diego, California, in accordance with the provisions of Section 11.14 of this Agreement.

                 9.6.4. Effective as of the Closing, Section 25.1 of the May Agreement shall be amended to provide that pipeline reports shall be delivered within five days of request by Spescom.

            9.7. TERMINATION OF SHAREHOLDERS AGREEMENT. Effective as of the Closing, the Shareholders Agreement between Spescom, Altris Group Plc, the Company and Atris UK, dated May 7, 1999 (the "Shareholders Agreement") shall terminate and be of no further force or effect. The Company shall execute, and shall cause Altris Group Plc to execute, any document requested by Spescom to reflect such termination.

         10. INDEMNIFICATION AND LIMITATION ON LIABILITY.

             10.1. INDEMNIFICATION AND PAYMENT OF DAMAGES BY THE COMPANY. The Company will indemnify and hold harmless Spescom and its stockholders, controlling persons, and Affiliates (collectively, the "Indemnified Persons") for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with: (a) any breach of any representation or warranty made by the Company in this Agreement, the Disclosure Schedule, or in any certificate delivered by the Company pursuant to this Agreement, (b) any breach by the Company of any covenant or obligation of the Company in this Agreement, or (c) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with the Company (or any Person acting on its behalf) in connection with any of the Transactions. The remedies provided in this Section
10.1 will be exclusive remedies available to Spescom or the other Indemnified Persons for the Damages sets forth above without prejudice to any equitable relief to which Spescom may be entitled.

             10.2. INDEMNIFICATION AND PAYMENT OF DAMAGES BY SPESCOM. Spescom will indemnify and hold harmless the Company, and will pay to the Company the amount of any Damages arising, directly or indirectly, from or in connection with (a) any breach of any representation or warranty made by Spescom in this Agreement or in any certificate delivered by Spescom pursuant to this Agreement,
(b) any breach by Spescom of any covenant or obligation of Spescom in this Agreement, or (c) any claim by any Person against Spescom for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Spescom (or any Person acting on its behalf) in connection with any of the Transactions. The remedies provided in this Section 10.2 will be exclusive remedies available to the Company for the Damages sets forth above without prejudice to any equitable relief to which the Company may be entitled.

             10.3. LIMITATIONS ON AMOUNT - THE COMPANY. The Company will have no liability (for indemnification or otherwise) with respect to the matters described in Section 10.1 until the total of all Damages with respect to such matters exceeds $50,000, and then only for the amount by which such Damages exceed $50,000. The total liability (for indemnification or otherwise) for Damages that the Company shall be liable for in connection with any breach of the representations and warranties made by the Company in this Agreement (including any indemnification obligation pursuant to Section 10.1 relating to such representations and warranties) shall be limited in the aggregate amount of the Purchase Price. However, this Section 10.3 will not apply to any breach of any of the Company's representations and warranties of which the Company had knowledge at any time prior to the date on which such representation and warranty is made or any intentional breach by the Company of any covenant or obligation, and the Company will be liable for all Damages with respect to such breaches.

             10.4. LIMITATIONS ON AMOUNT - SPESCOM. Spescom will have no liability (for indemnification or otherwise) with respect to the matters described in Section 10.2 until the total of all Damages with respect to such matters exceeds $50,000, and then only for the amount by which such Damages exceed $50,000. The total liability for Damages that Spescom shall be liable for in connection with any breach of the representations and warranties made by Spescom in this Agreement (including any indemnification obligation pursuant to Section 10.2 relating to such representations and warranties) shall be limited in the aggregate amount of the Purchase Price. However, this Section 10.4 will not apply to any breach of any of Spescom's representations and warranties of which Spescom had knowledge at any time prior to the date on which such representation and warranty is made or any intentional breach by Spescom of any covenant or obligation, and Spescom will be liable for all Damages with respect to such breaches.

         11. MISCELLANEOUS.

             11.1. GOVERNING LAW, VENUE AND JURISDICTION. This Agreement is governed by and construed in accordance with the laws of the State of California, irrespective of California's choice-of-law principles. All actions and proceedings arising in connection with this Agreement must be tried and litigated exclusively in the State or Federal courts located in the County of San Diego, State of California, which courts have personal jurisdiction and venue over each of the parties to this Agreement for the purpose of adjudicating all matters arising out of or related to this Agreement. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.

             11.2. FURTHER ASSURANCES. Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

             11.3. TIME OF ESSENCE. Time and strict and punctual performance are of the essence with respect to each provision of this Agreement.

             11.4. ATTORNEY'S FEES. The prevailing party(ies) in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding ("Proceeding") relating to the enforcement or interpretation of this Agreement may recover from the unsuccessful party(ies) all costs, expenses, and actual attorney's fees (including expert witness and other consultants' fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including, without limitation, one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and actual attorney's fees.

             11.5. MODIFICATION. This Agreement may be modified only by a contract in writing executed by the party to this Agreement against whom enforcement of the modification is sought.

             11.6. PRIOR UNDERSTANDINGS. This Agreement and all documents specifically referred to and executed in connection with this Agreement: (a) contain the entire and final agreement of the parties to this Agreement with respect to the subject matter of this Agreement, and (b) supersede all negotiations, stipulations, understandings, agreements, representations and warranties, if any, with respect to such subject matter, which precede or accompany the execution of this Agreement.

             11.7. INTERPRETATION. Whenever the context so requires in this Agreement, all words used in the singular may include the plural (and vice versa). The terms "includes" and "including" do not imply any limitation. No remedy or election under this Agreement is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity. The Section headings in this Agreement:
(a) are included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Agreement, and (c) may not be used in the interpretation of this Agreement.

             11.8. PARTIAL INVALIDITY. Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability.

             11.9. NOTICES. Each notice and other communication required or permitted to be given under this Agreement ("Notice") must be in writing. Notice is duly given to another party upon: (a) hand delivery to the other party, (b) receipt by the other party when sent by facsimile to the address and number for such party set forth below (provided, however, that the Notice is not effective unless a duplicate copy of the facsimile Notice is promptly given by one of the other methods permitted under this Section), (c) three business days after the Notice has been deposited with the United States postal service as first class certified mail, return receipt requested, postage prepaid, and addressed to the party as set forth below, or (d) the next business day after the Notice has been deposited with a reputable overnight delivery service, postage prepaid, addressed to the party as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery-service-provider.

If to Spescom:             Spescom Limited
                           Spescom Park
                           Cnr Alexandra & Second Street
                           Halfway House
                           Midrand 1685
                           South Africa
                           Telecopier: 2711-266-1707
                           Attention: Hilton Isaacman

with a copy to:            Solomon Ward Seidenwurm & Smith, LLP
                           401 B Street, Suite 1200
                           San Diego, California 92101
                           Telecopier: (619) 231-4755
                           Attention: Norman L. Smith, Esq.

If to the Company:         Altris Software, Inc.
                           9339 Carroll Park Drive
                           San Diego, California  92121
                           Facsimile No.:  (858) 546-7671
                           Attention:  Roger Erickson

with a copy to:            Gibson, Dunn & Crutcher LLP
                           2029 Century Park East, Suite 4000
                           Los Angeles, California  90067
                           Facsimile No.:  (310) 551-8741
                           Attention:  Russell C. Hansen, Esq.

Each party shall make a reasonable, good faith effort to ensure that it will accept or receive Notices to it that are given in accordance with this Section. A party may change its address for purposes of this Section by giving the other party(ies) written notice of a new address in the manner set forth above.

             11.10. WAIVER. Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

             11.11. DRAFTING AMBIGUITIES. Each party to this Agreement and its legal counsel have reviewed and revised this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

             11.12. THIRD PARTY BENEFICIARIES. Nothing in this Agreement is intended to confer any rights or remedies on any person or entity other than the parties to this Agreement and their respective successors-in-interest and permitted assignees, unless such rights are expressly granted in this Agreement to another person specifically identified as a "Third Party Beneficiary."

             11.13. AUTHORITY. Each of the individuals signing below on behalf of an entity represents and warrants that it is fully authorized to do so on behalf of such entity.

             11.14. ARBITRATION. Arbitration constitutes the sole and exclusive remedy for the settlement of any dispute or controversy concerning this Agreement, any other agreements between the parties or the rights of the parties under such agreements, including whether the dispute or controversy is arbitrable. If any other agreement subsisting between Spescom and the Company provides for arbitration of any dispute and such arbitration provision is different than the arbitration set forth in this Section 11.14, this Section
11.14 shall prevail and apply. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator under the Commercial Arbitration Rules of the American Arbitration Association in effect at the time a demand for arbitration is made. The single arbitrator shall be a former or retired judge of a California Superior Court or a U.S. Federal Court (having appointment under Article 3 of the U.S. Constitution). California law governs this Agreement, irrespective of California's or any other jurisdiction's choice-of-law principles. To the extent that there is any conflict between the rules of the American Arbitration Association and this arbitration clause, this clause will govern and determine the rights of the parties. The decision of the arbitrator, including the determination of the amount of any damages suffered, will be exclusive, final, and binding on all parties, their heirs, executors, administrators, successors, and assigns, as applicable, and judgment thereon may be entered in any court of competent jurisdiction. The costs of arbitration, including administrative fees, fees for a record and transcript, and the arbitrator's fees, as well as reasonable attorney's fees will be awarded to the party determined by the arbitrator to be the prevailing party. The parties incorporate the provisions of California Code of Civil Procedure Section 1283.05 into this Agreement and make those provisions part of and applicable to any proceedings arising under the terms of this Agreement.

             11.15. SURVIVAL OF AGREEMENTS. All covenants, agreements, representations, and warranties made herein shall survive the execution and delivery hereof and remain in full force and effect, notwithstanding any investigation made at any time by or on behalf of any party hereto.

             11.16. PARTIES IN INTEREST. All representations, covenants, and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto, whether so expressed or not. Spescom shall have the right to assign or transfer its rights hereunder to one or more Affiliates of Spescom.

                                          ALTRIS SOFTWARE, INC.


                                          By: /S/ JOHN W. LOW
                                             -----------------------------------
                                          Name:   JOHN H. LOW
                                          Title:  CHIEF FINANCIAL OFFICER


                                          SPESCOM LIMITED


                                          By: /S/ H. J. ISAACMAN
                                             -----------------------------------
                                          Name:   H. J. ISAACMAN
                                          Title:  DIRECTOR CORPORATE FINANCE